04015437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III
amended

SEC FILE NUMBER
8- 4152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED APR 19 2004

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cannarsa Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 W. Broadway
(No. and Street)

Muskogee (City) OK (State) 74401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bethany D. Bowline, CPA 918-683-7881
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bethany D. Bowline, CPA, Inc, PC
(Name – *if individual, state last, first, middle name*)

1002 N. Main, (Address) Muskogee (City) OK (State) 74401 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christine Cannarsa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cannarsa Investments, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___

___

___

[signature]
Signature

President
Title

[signature]
Notary Public

Notary Public Oklahoma
OFFICIAL SEAL
ANNE ALCORN
MUSKOGEE COUNTY
COMMISSION #00017955
Comm. Exp. 10-31-2004

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cannarsa Investments, Inc.
Reconciliation of Net Capital - audited and original Focus Filing
December 31, 2003

Line		Original Focus Filing 12/31/2003	Per Audited Financial Stmts 12/31/2003	Difference	Explanation
1	Total Ownership equity from Statement of Financial Conditic	229,558	227,250	(2,308)	See attached explanation as originally provided in the audited
2	Deduct Ownership equity not allowable for Net Capital	-	-	-	financial-difference of $2308 vs $2309 is rounding and considered immaterial
3	Total Ownership equity qualified for Net Capital	229,558	227,250	(2,308)	
6	Deductions and/or charges:			-	
	A. Total nonallowable assets from Statement of			-	
	Condition (Notes B and C)	(28,143)	(26,706)	1,437	Change in net fixed assets per audited report and original focus filing - immaterial
8	Net capital before haircuts on securities position	201,415	200,544	(871)	Mathmatic function
9	Haircuts on securities (computed, where applicable,			-	
	pursuant to 15c3-1(f):			-	
	4. Other securities	(12,047)	(12,047)	-	
10	Net Capital	189,368	188,497	(871)	Mathmatic function
11	Minimum net capital required (6 2/3% of line 19)	216	216	-	
12	Minimum dollar net capital requirement	50,000	50,000	-	
13	Net capital requirement (greater of 11 or 12)	50,000	50,000	-	
14	Excess net capital (line 10 less 13)	139,368	138,497	(871)	Mathmatic function
15	Excess net capital at 1000% (line 10 less 10% of line 19)	189,043	187,460	(1,583)	Mathmatic function
19	Total Aggregate indebtedness	3,250	10,370	7,120	Increase in aggregate indebtedness due to end of year accrual for commissions payable of $4,150 and accounts payable of $2,970 (both amounts were paid in January 2004)

***** The aggregate difference between line 10, Net Capital, in the amount of $871 considered immaterial in relation to the financial statements taken as a whole.
Bethany D. Bowline, CPA, 4/16/2004

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☒ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 4152 [4335A]	SWS SECURITIES, INC. [4335A2]	ALL [4335B]
8- ____ [4335C]	[4335C2]	[4335D]
8- ____ [4335E]	[4335E2]	[4335F]
8- ____ [4335G]	[4335G2]	[4335H]
8- ____ [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

* Taken from 12-31-03 Audit Report, Bethany Bowline, 4/16/04

CANNARSA INVESTMENTS, INC.
RECONCILIATION OF CAPITAL WITH FOCUS REPORT PART II A
S.E.C. RULE 240 1705 (d) (4)
DECEMBER 31, 2003

	2003
Capital per Focus Report II A at December 31, 2003	$ 229,559
Other unrecorded transactions:	
Depreciation expense	(454)
Commission expense	(4,150)
Computer expense	(984)
Accounts payable	(2,970)
Accounts receivable	6,249
Net adjustments	(2,309)
Balance per Audit Report at December 31, 2003	$ 227,250

* Taken from 12-31-03 Audit Report

Bethany Bowling, 4/16/04

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

CANNARSA INVESTMENTS, INC.
RECONCILIATION OF CAPITAL WITH FOCUS REPORT PART II A
S.E.C. RULE 17a-5 (4)
DECEMBER 31, 2003

No material differences existed between the computations of net capital 15c-3-1 and determination of reserve requirements under 15c-3-3 as included in accompanying audit report and on the corresponding unaudited Part II.

* Taken from 12-31-03 Audit Report.

Bethany Bowling, 4/16/04

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

BY CERTIFIED MAIL [NO. 7003 2260 0000 0107 6349]

NASD

April 5, 2004

Ms. Christine M. Cannarsa
President
Cannarsa Investments, Inc.
P.O. Box 1705
Muskogee, Oklahoma 74402-1705

Dear Ms. Cannarsa:

This acknowledges receipt of your December 31, 2003 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1) A reconciliation to the original Focus filing including appropriate explanations of the audited computation of net capital and the broker-dealer's corresponding Unaudited Part II or IIA, if material differences existed, or if no material differences existed, a statement so stating.

2) A statement regarding the SEC Rule 15c3-3 exemption that your firm has. ← See pg. 13

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 19, 2004. Questions may be addressed to Steven M. Cervantes, Senior Compliance Examiner, at (504) 522-6527.

Sincerely,

Brian J. Hartmann
Supervisor of Examiners

BJH/kr

Enclosure: Form X-17A-5 Part III Facing Page

cc: U.S. Securities and Exchange Commission
SEC Headquarters
450 Fifth Street, NW
Washington, DC 20549

U.S. Securities and Exchange Commission
Central Regional Office
1801 California Street, Suite 1500
Denver, Colorado 80202-2656

Bethany Bowline, CPA
1002 N. Main Street
Muskogee, Oklahoma 74401